AM
3/11/2003

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03014539

SEC[illegible] MMISSION

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RECEIVED FEB 28 2003 181

SEC FILE NUMBER
8-52973

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Republic Securities Company, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1888 Century Park East
(No. and Street)

Los Angeles **CA** **90067**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patsy Haynes **(310) 407-7100**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

THREE EMBARCADERO CENTER, SUITE 2000, SAN FRANCISCO, CA 94111
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, Patsy Haynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC , as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA M. TANG
Commission # 1218115
Notary Public - California
Los Angeles County
My Comm. Expires May 3, 2003

Signature

Chief Compliance Officer and Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-S.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

First Republic Bank, Member
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company) (a wholly owned subsidiary of First Republic Bank) as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the year ended December 31, 2002 and for the period from inception (July 17, 2000) through December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Securities Company, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from inception (July 17, 2000) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 21, 2003

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Financial Condition

December 31, 2002 and 2001

Assets

	December 2002	December 2001
Cash and cash equivalents	$ 591,000	$ 579,000
Receivable from clearing organization	88,000	--
Prepaid expenses and deposits	35,000	18,000
Total assets	$ 714,000	$ 597,000

Liabililties and Stockholder's Equity

	2002	2001
Liabilities:		
Intercompany payable to Parent	$ --	$ 47,000
Payable to clearing organizations	--	8,000
Accounts payable and accrued expenses	40,000	32,000
Total liabilities	40,000	87,000
Stockholder's equity:		
Common Stock, $.01 par value, 10,000 shares authorized and outstanding	100	100
Additional paid in capital	499,900	499,900
Retained earnings	174,000	10,000
Total stockholder's equity	674,000	510,000
Total liabilities and stockholder's equity	$ 714,000	$ 597,000

See accompanying notes to financial statements.

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Income

Year Ended December 31, 2002 and Period from Inception (July 17, 2000) through December 31, 2001

	Year Ended December 31, 2002	Period from Inception (July 17, 2000) to December 31, 2001
Revenue:		
Commission income	$ 502,000	$ 257,000
Trading and investment gains	365,000	157,000
Management fee income	153,000	--
Underwriting and other fee income	143,000	--
Interest income	11,000	20,000
Total revenue	1,174,000	434,000
Expenses:		
Employee compensation and benefits	357,000	--
Legal	25,000	71,000
Regulatory	40,000	45,000
Data processing	166,000	8,000
Clearing agent	297,000	228,000
Other general and administrative	125,000	72,000
Total expenses	1,010,000	424,000
Net income	$ 164,000	$ 10,000

See accompanying notes to financial statements.

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Stockholder's Equity

Year Ended December 31, 2002 and Period from Inception (July 17, 2000) through December 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total
Initial capitalization by Parent	$ 100	$ 499,000	$ --	$ 500,000
Net income	--	--	10,000	10,000
Balance at December 31, 2001	$ 100	$ 499,900	$ 10,000	$ 510,000
Net income	--	--	164,000	164,000
Balance at December 31, 2002	$ 100	$ 499,900	$174,000	$ 674,000

See accompanying notes to financial statements.

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Cash Flows

Year Ended December 31, 2002 and Period from Inception (July 17, 2000) through December 2001

	Year Ended December 31, 2002	Period from Inception (July 17, 2000) to December 31, 2001
Cash flows from operating activities:		
Net income	$ 164,000	$ 10,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Net receivable from clearing organization	(96,000)	8,000
Prepaid expenses and deposits	(17,000)	(18,000)
Accounts payable and accrued expenses	8,000	32,000
Intercompany payable to Parent	(47,000)	47,000
Net cash provided by operating activities	12,000	79,000
Cash flows from financing activities:		
Initial capitalization by Parent	--	500,000
Net cash provided by financing activities	--	500,000
Increase in cash and cash equivalents	12,000	579,000
Cash and cash equivalents, beginning of period	579,000	--
Cash and cash equivalents, end of period	$ 591,000	$ 579,000

See accompanying notes to financial statements.

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

Notes to Financial Statements

December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Nature of Business

First Republic Securities Company, LLC (the "Company"), a wholly owned subsidiary of First Republic Bank (the "Bank" or "Parent"), was formed as a Nevada limited liability company on July 17, 2000. After an initial application period, the Company became a registered member of the National Association of Securities Dealers on March 23, 2001 and became actively engaged in the business of providing broker-dealer services on June 1, 2001.

(b) Basis of Presentation

The financial statements are prepared on an accrual basis. The Company is engaged in a single line of business as a security broker-dealer.

(c) Commission and Trading Revenue and Expenses

Commissions earned and related expenses from customer transactions are recorded on a trade date basis.

(d) Income Taxes

As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the separate federal and state tax returns of the Bank. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(e) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest bearing deposits.

(f) Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) **Transactions with Affiliates**

The Company and the Bank have an expense sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by the Bank will be reimbursed by the Company on a timely basis. The Bank allocated $355,000 and $5,000 for salaries, rent and certain general and administrative expenses for the year ended December 31, 2002 and for the period from inception (July 17, 2000) to December 31, 2001, respectively. The Bank pays the Company fees related to the training and licensing of the Bank's licensed representatives. In 2002, this management fee income was $153,000.

The Company received fees of $55,000 for underwriting services in connection with the Bank's two Real Estate Mortgage Investment Conduit ("REMIC") securitizations during 2002. No such fees were recorded prior to 2002.

The Company is retained by the Bank's wholly owned investment advisory subsidiary, Trainer, Wortham & Company, Inc ("Trainer Wortham"), to execute securities brokerage transactions on behalf of Trainer Wortham's clients and receives commissions based on these executed transactions. In accordance with Section 28 (e) of the Securities Exchange Act of 1934, Trainer Wortham may earn credits for the brokerage transaction directed to the Company. Trainer Wortham may use the credits to acquire brokerage and research services as well as quotation service costs from the Company. Such costs amounted to $107,000 and $8,000 in 2002 and 2001, respectively, and are included in data processing expenses in the accompanying statement of income.

(3) **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $639,000 which was $539,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital is 0.06 to 1 as of December 31, 2002.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing, a division of Donaldson, Lufkin, & Jenrette.

Schedule 1

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital:	
Total stockholder's equity	$ 674,000
Less nonallowable assets:	
Prepaid expenses and deposits	35,000
Net capital before haircuts on securities positions (tentative net capital)	639,000
Less haircuts on securities:	
Investment securities	--
Net capital	$ 639,000
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 40,000
Total aggregate indebtedness	$ 40,000
Computation of basic net capital requirement:	
Net capital required – greater of $100,000 or 6 2/3% of aggregate indebtedness of $40,000	$ 100,000
Net capital in excess of requirements	$ 539,000
Ratio of aggregate indebtedness to net capital	0.06 to 1

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as amended, filed with the National Association of Securities Dealers Regulation, Inc. on February 26, 2003, is not required as no material differences exist.

See accompanying Independent Auditors' Report.

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control

First Republic Bank, Member
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a 5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedure were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of First Republic Bank, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003